EXHIBIT 3.1.2

                          ARTICLES OF AMENDMENT TO THE
                          ARTICLES OF INCORPORATION OF
                       TONER SYSTEMS INTERNATIONAL, INC.

The undersigned, being Secretary-Treasurer and President of Toner Systems International, Inc., a Nevada Corporation, hereby certifies that by majority vote of the Board of Directors and majority vote of the Stockholders at a meeting held on the second day of March 1998, it was agreed by unanimous vote that this Certificate Amending the Articles of Incorporation be filed.

The undersigned further certifies that the original Articles of Incorporation of Toner Systems International, Inc. were filed with the Secretary of the State of Nevada on February 9, 1998 and a certified copy of said articles were filed with the Nevada Secretary of State.

The undersigned further certify that the SIXTH and SEVENTH articles of the original Articles of Incorporation filed of February 9, 1998, herein are amended to read as follows:

  SIXTH ARTICLE:         There shall be two classes of stock, namely:

     A. Common stock -- The aggregate number of common shares which this corporation shall have authority to issue shall be fifty million shares (50,000,000) with a par value of one mil($0.00l) per share, for share value of $50,000.

     B. Preferred stock -- The aggregate number of preferred shares which this Corporation shall have authority to issue shall be ten million shares at a par value of one mil ($0.001) for a total preferred share capitalization of ten thousand and no dollars, ($ 10,000).

  SEVENTH ARTICLE:       There shall be two classes of stock, namely:

     A. Common stock - Each share shall be entitled to one vote in shareholder meetings and cumulative voting is denied. All shares shall be nonassessable with equal rights and privileges. Shareholder pre-emptive rights are not accorded to shareholders.

     B. Preferred stock -- Each share shall be entitled to one vote in shareholder meetings and cumulative voting is denied unless specifically issued with such privilege. Each preferred series, and there can be many as determined by the board of directors, shall bear description of the rights and privileges and restrictions designated on each certificate for each series as set and established by the board of directors.

       The previous common shares are to be recapitalized on the basis of reverse splitting the present issued and outstanding shares on a basis of 1,000 shares of the present issued and outstanding being one share of the newly capitalized common stock.

There are no changes in the remaining articles of this Corporation. The number of common shares outstanding at the time of adoption were 48,697,640. The shares voted for such amendment were 33,800,000 and the number of shares voted against such amendments were 0.

The undersigned hereby certify that they have on this third day of March, 1998 executed this certificate amending the original Articles of Incorporation hereto filed with the Secretary of State of Nevada.

Dated this third day of March, 1998.

/s/ Laura Olson, President
/s/ Gerald Walton, Secretary-Treasurer